EXHIBIT 14.1

Sparta Commercial Services, Inc.

Code of Ethics

Effective September 1, 2010

Overview

At Sparta, honest and ethical conduct and legal compliance are the foundation for our position of industry leadership. Sparta's ability to maintain its leadership position requires that each employee, officer and director exhibit a high level of personal integrity when interacting with Sparta customers, business partners, shareholders, and each other. Directors, officers and employees must allow honesty, common sense and good judgment to govern their conduct.

As a condition of employment, each officer and employee is expected to comply with this Code of Ethics and will be held accountable if he or she fails to do so. Any violation of this Code, or any conduct that violates any law, rule, regulation, or ethical or professional norm, is subject to disciplinary action, up to and including termination of employment. Directors, officers and employees are also expected to cooperate fully with any company audits or investigations and to answer all questions fully and truthfully. It is a violation of company policy to intimidate or impose any other form of retaliation on any employee who reports any actual or suspected illegal or unethical conduct (however, an employee who knowingly makes a false report may be subject to discipline).

This Code provides the standards of conduct that guide all directors, officers, and employees of Sparta.  These standards are designed to deter wrongdoing and to promote accountability for adherence to this Code.  All of our directors, officers and employees must conduct themselves appropriately and seek to avoid even the appearance of improper behavior.

Our Ethics Statement serves as the benchmark by which each of our daily business decisions should be measured and lies at the very core of the Sparta way of doing business:

"At Sparta, ethical standards guide our business conduct. We act lawfully and with integrity in our dealings with our customers, business partners, shareholders, and with each other."

Compliance with Laws, Rules and Regulations

Sparta directors, officers and employees are required to comply with all applicable laws, rules and regulations.

The Recording and Reporting of Sparta Information

At Sparta, we are committed to ensuring that all business-related information is recorded and reported accurately, honestly and in a timely manner. Directors, officers and employees must ensure that information is reported truthfully and correctly, and also exercise diligence in ensuring that reported information is organized in a way that is understandable and does not mislead or misinform those who receive the information. Our policy relating to accuracy of company records extends to financial statements, loan documents and servicing records prepared on behalf of our customers, and to information provided to government employees or officials.

Nowhere is Sparta's commitment to ethical standards more evident than in how we communicate our financial position and operational results. We strive to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us. Sparta officers and employees who prepare financial reports must exercise the highest diligence in ensuring that there are no false or misleading statements.

Insider Trading

The stock of Sparta is publicly held and traded on the NASDAQ Bulletin Board Exchange. In order to ensure that all investors have equal opportunity and fair advantage to make investment decisions, all Sparta directors, officers and employees are subject to federal "insider trading" laws that prohibit them from buying or selling stock with advance knowledge of important company information that is unavailable to the general public. Such information may include proposed mergers or acquisitions, earnings predictions or changes in predicted earnings, new equity or debt offerings, unreleased production numbers and new product information. Sparta directors, officers and employees are also prohibited from disclosing "inside information" to others who may use the information to trade company stock.

Sparta's policies with respect to "insider trading" are also strictly enforced in reference to business partner information as to which Sparta directors, officers and employees may have advance knowledge.

Unfair Business Practices

Sparta's commitment to high ethical standards in its business practices with customers, business partners and competitors is reflected in our dedication to candid and forthright communications about our products and services. Unfair and deceptive business practices (e.g., the misuse of proprietary information or the misrepresentation of material facts) are strictly prohibited. Sparta will engage in responsible lending and other business practices and treat all customers fairly, without regard to gender, race, color, religion, national origin, ancestry, pregnancy, age, marital status, sexual orientation, or physical or mental disability.

Antitrust and Anti-Competitive Activities

Sparta offers its products and services to customers in compliance with antitrust laws, which prohibit Sparta from entering into any agreement with its competitors to restrict the system of free trade by fixing prices, allocating territories or customers or refusing to provide service to particular customers. Sparta's customers conduct business with Sparta on the basis of its industry reputation. Our customers choose Sparta as their financial services provider because of the quality of its services and products.

Sparta and its directors, officers and employees must, at all times, conduct business openly and avoid any situation that might even create the appearance that Sparta has made any agreement that improperly impacts industry prices or the competition.

Confidential and Proprietary Information

Because of the nature of our business, Sparta possesses sensitive and confidential information about our customers, business partners and Sparta itself. All directors, officers and employees have a duty to protect against the disclosure of such information unless disclosure is authorized and within the law.

With respect to our customers who entrust us with confidential personal and financial information, Sparta is committed to safeguarding all such information, including information gathered through applications and supporting documents, account information obtained in the course of our ongoing relationships with customers, and information exchanged through Sparta's websites.

Similarly, Sparta's directors, officers and employees may be exposed to proprietary or otherwise confidential information about a business partner. Sparta directors, officers and employees accept responsibility for maintaining the confidentiality of confidential business partner information, neither using it for personal gain nor disclosing the information to others without proper authorization.

Finally, Sparta directors, officers and employees may be privy to sensitive and confidential information about their fellow employees or Sparta as a whole. Unauthorized disclosure of such information is strictly prohibited.

Improper Influence

At Sparta, all customers and business partners receive the same high level of assistance and service. Sparta directors, officers and employees are strictly prohibited from giving, soliciting or accepting business courtesies or gifts intended to influence business decisions. All business decisions are to be made on the basis of the merit of the transaction and in compliance with any legal and regulatory requirements.

Discrimination in Hiring

Sparta has a long-standing philosophy and operating policy of seeking qualified applicants for all positions in compliance with all federal, state and local laws governing equal employment opportunity. All hiring decisions must be made without regard to an individual's gender, race, color, religion, national origin, ancestry, pregnancy, age, marital status, sexual orientation, medical condition, veteran status, or physical or mental disability. Sparta strives to be an employer of choice for a highly diverse, best-in-class workforce.

Harassment

Sparta is committed to providing a work environment that is free of unlawful discrimination and harassment. We strive to create a work environment in which everyone is treated with respect and dignity. It is our philosophy that every employee has the right to work in an atmosphere that provides equal employment opportunities and prohibits discriminatory practices and conduct, such as illegal harassment, including sexual harassment. Sparta takes illegal harassment seriously and will endeavor to prevent, investigate and correct harassment in the workplace or in any setting where company business or a company-sponsored event is being conducted.

Safety

Sparta strives to ensure the health and safety of each of its employees, customers and visitors by maintaining a workplace that is free of unsafe and/or hazardous conditions. Sparta has established a Safety Program, which includes procedures for correcting unsafe conditions and for responding in emergency situations. As part of our commitment to creating a safe work and operating environment, drug and alcohol abuse in the workplace is strictly prohibited.

Workplace Violence

Sparta is committed to providing its employees with a safe and productive workplace. Sparta's policy prohibits any acts or threats of violence by or against Sparta's employees, customers, vendors, or other visitors. Sparta does not tolerate actual or threatened workplace violence against co-workers, customers, vendors, visitors, or any other persons who are either on Sparta's premises or have contact with employees in the course of their duties.

Conflict of Interest and Corporate Opportunities

Just as we are committed to providing our employees with a secure and supportive work environment, we expect our directors, officers and employees to act in the best interest of Sparta and its customers, business partners and shareholders at all times. Each director, officer and employee has a responsibility to ensure that his or her personal interests do not conflict with those of Sparta. Using Sparta property or information, competing with Sparta or leveraging Sparta business opportunities to achieve personal gain or to benefit a person or entity outside of Sparta, is a direct violation of Sparta's conflict of interest policy. In addition, should a director, officer or employee believe that a contemplated material transaction or relationship could reasonably be expected to give rise to a conflict of interest, he or she should notify one of the persons listed in the "Reporting Unethical or Illegal Conduct/Ethics Questions" section of this Code.

A director, officer or employee may not represent Sparta in any transaction with a person or an entity in which the director, officer or employee or his/her spouse, children, and other members of the director, officer or employee's household have a direct or indirect interest, or from which the director, officer or employee may derive an improper personal benefit. To avoid possible conflicts of interest, directors, officers and employees may not process or approve a loan application that was submitted on behalf of their spouse, relative, personal friend or member of their household. Any such loan application must be approved by a loan officer or manager who is not supervised by the director, officer or employee.

Protection and Proper Use of Company Assets

All employees have an obligation to protect Sparta's assets (e.g., computer equipment and software, intellectual property, etc.) and ensure that those assets are efficiently used. All of Sparta's assets must only be used for legitimate business purposes.

Waivers of Code

This Code may be amended or modified by the Board of Directors from time to time.  Any waiver of this Code for executive officers or directors may be made only by the Board of Directors and will be publicly disclosed as required by applicable laws, rules and regulations.

Reporting Unethical and Illegal Conduct/Ethics Questions

Sparta employees are required to report illegal or unethical conduct to one of the following:

(1)
To confidentially or anonymously report any ethics concern, including violations of this Code or concerns about questionable accounting or auditing matters, employees should contact the Ethics, Accounting and Auditing Helpline through one of the following methods:

·	By telephone, at 1-203-263-2476
·	By email to C. K. Harley, Esq. at ckharley@sbcglobal.net
·	By U.S. mail, at Sparta Ethics, Accounting and Auditing Helpline, c/o C.K. Harley, Esq., 392 Rail Tree Hill Rd., P.O. Box 264, Woodbury, CT 06798

(2)	To report suspected criminal activity, employees should contact the Fraud Hotline through one of the following methods:

·	Phone: (203) 263-2476
·	Email: Fraud_Hotline@Sparta.com
·	Fax: (203) 263-2477
·	Mail: Sparta’s Fraud Hotline, c/o C.K. Harley, Esq., 392 Rail Tree Hill Rd., P.O. Box 264, Woodbury, CT 06798

It is not necessary that employees independently confirm their suspicions before calling the Fraud Hotline. In addition to reporting suspected criminal activity, employees may contact the Fraud Hotline to ask questions and discuss concerns about potential criminal violations. Examples of suspicious activity that should be reported to the Fraud Hotline include:

·	Fraud (e.g. identity theft, mortgage loan fraud, check fraud, wire fraud or credit card fraud)
·	Insider abuse such as bribery, embezzlement, misuse of position or self-dealing
·	Money laundering
·	Violations of the Bank Secrecy Act
·	Computer intrusion

(3)
To report employment-related concerns (discrimination, harassment, compensation matters, etc.), employees should contact their Employee Relations representative by contacting S. Ahman at (212) 239-2666 x 206.

You can use HR or use outside counsel for this.

Sparta will take reasonable steps to maintain the confidentiality of any employee who makes a non-anonymous report to the Ethics, Accounting and Auditing Helpline, the Fraud Hotline or Employee Relations.

Similarly, Sparta will take reasonable steps to maintain the confidentiality of employees about or against whom such a report has been made, unless or until it has been determined that an actual violation has occurred.

IT IS A VIOLATION OF COMPANY POLICY TO INTIMIDATE OR IMPOSE ANY OTHER FORM OF RETALIATION ON AN EMPLOYEE WHO REPORTS ANY ACTUAL OR SUSPECTED ILLEGAL OR UNETHICAL CONDUCT. HOWEVER, AN EMPLOYEE WHO KNOWINGLY MAKES A FALSE REPORT MAY BE SUBJECT TO DISCIPLINE.